EXHIBIT 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Student Transportation Inc. (the “Issuer”) will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 5th day of November, 2015, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the financial statements of the Issuer for the fiscal year ended June 30, 2015, together with the report of the auditors thereon;
2.	TO ELECT members of the board of directors of the Issuer;
3.	TO APPOINT auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors;
4.	TO CONSIDER and, if thought advisable, to pass a resolution authorizing and approving By-Law No. 3 (in the form attached as Schedule “A” to the accompanying information circular) to implement a policy requiring advance notice to be given to the Issuer of shareholder proposals relating to the nomination of directors (the “Advance Notice By-Law”), as more particularly set forth in the accompanying information circular; and
5.	TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This year, the Company is delivering its proxy materials to Shareholders using the “notice-and-access” system (“Notice and Access”), which involves the Issuer providing its proxy materials to Shareholders over the internet. We believe that this delivery process will expedite Shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a Notice and Access notification (the “Notice and Access Notification”) containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically and how to vote online. The Company will send the Notice and Access Notification on or about September 30, 2015 to the Shareholders of record as at the Record Date. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.   Other Shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access Notification.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 25th day of September, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.